SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Comercio enters Convenience sector in Brazil through Joint Venture with Raízen

Monterrey, Mexico, August 6, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today that it has reached an agreement to enter into a 50-50 Joint Venture with Raízen. Through this agreement, FEMSA Comercio will acquire a 50% interest in Raízen Conveniências. The full Enterprise Value of Raízen Conveniências for the purpose of this transaction is R$1,122 Million, free of any debt or cash, and FEMSA Comercio’s 50% interest is therefore valued at R$561 Million.

Raízen itself is a 50-50 Joint Venture between Cosan and Shell. Raízen currently operates more than 6,200 Shell service stations in Brazil, and approximately one thousand of them have a Select brand convenience store today. The stores are franchised or licensed by Raízen to independent operators. The Joint Venture agreed upon today is limited to the convenience store business and excludes the fuel service station operations.

The transaction announced today will create a powerful platform for future growth. Raízen contributes its broad service station footprint, where current penetration of convenience stores is still low, and its vast experience operating in Brazil. FEMSA Comercio will bring to bear its considerable expertise as a developer and operator of small-format proximity and convenience stores. Potential growth avenues include increasing penetration of Select convenience stores at Raízen service stations, as well as developing successful value propositions for stand-alone stores under the OXXO brand.

Daniel Rodríguez Cofre, FEMSA Comercio’s CEO, commented:

“We have been looking at Brazil as a compelling market for small-format retail for a long time. The transaction announced today combines the right asset and the right partner for us, with the right structure and the right timing. We welcome the opportunity to join forces with a world-class company like Raízen, and we are excited by the potential and the challenge that this new venture represents for FEMSA Comercio.”

The transaction is subject to customary regulatory approvals and is expected to close during the second half of 2019.

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About FEMSA Comercio

FEMSA Comercio is a company that creates economic and social value in the countries where it has presence. It operates different small-format store chains in Mexico, Colombia, Chile, Peru and Ecuador, among which there are OXXO proximity stores, drugstores under the brands YZA, Farmacon, Moderna, Cruz Verde, Fybeca and SanaSana, and Maicao beauty stores. It also operates service stations in Mexico under the OXXO GAS brand. Through its business units, FEMSA Comercio has more than 180,000 employees and serves more than 13 million consumers every day.

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 295,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

August 6, 2019	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance

Date: August 6, 2019